Exhibit 12

Cigna Corporation

Computation Of Ratio Of Earnings To Fixed Charges

(Dollars in millions)

	Six Months Ended
	June 30,

	2013	2012
Income before income taxes	$841	$1,140
Adjustments:
Income from equity investee	(10)	(4)
Income attributable to redeemable noncontrolling interest	(3)	-
Income before income taxes, as adjusted	$828	$1,136
Fixed charges included in income:
Interest expense	$135	$133
Interest portion of rental expense	20	22
Interest credited to contractholders	1	2
	$156	$157
Income available for fixed charges	$984	$1,293
RATIO OF EARNINGS TO FIXED CHARGES:	6.3	8.2